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[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

                CAMPBELL RESOURCES ANNOUNCES YEAR END RESULTS

MONTREAL, FEBRUARY 27, 2003 - CAMPBELL RESOURCES INC. (TSX-CCH, OTCBB-CBLRF) In the year ended December 31, 2002, Campbell recorded a net loss of $5.1 million, or $0.13 per share, compared with a loss of $4.4 million, or $0.18 per share in the previous fiscal year. In fiscal 2001 and the first quarter of 2002, there were no mining operations.

During fiscal 2002, revenue was $14.7 million for the nine months of operations. The mine produced 32,500 ounces of gold during the year, including 4,710 ounces produced during the first quarter development phase. Gold was sold at an average price of US$321 per ounce in 2002. The cash operating cost, from the commencement of commercial production on April 1, 2002, averaged US$361 per ounce. The mine also produced 502,000 pounds of copper. During the year, the gold recovery rate improved from 76.4% to 93.4%.

Cash and cash equivalents amounted to $3.4 million at December 31, 2002, compared with $2.8 million and $4.6 million, respectively, for the years ended December 31, 2001 and 2000. Despite the use of $5.0 million in operating activities and investment of $4.3 million in exploration and development, cash and cash equivalents increased as a result of financing activities which generated $8.9 million.

Total assets amounted to $131.7 million at December 31, 2002 compared with $110.4 million at December 31, 2001 with total net assets of $22.4 million or $0.50 per share.

THE JOE MANN MINE

"Following the resumption of operations at the Joe Mann Mine on April 1, 2002, start-up problems have been resolved satisfactorily and we are now able to sustain a satisfactory weekly production rate", stated Mr. Andre Y. Fortier, President and Chief Executive Officer.

"Development work has progressed to the stage where more stopes are ready for mining. This provides us with greater flexibility and will allow us to maintain the production levels called for in the operating plan", Mr. Fortier stated. Production plans call for approximately 54,000 ounces of gold and 900,000 pounds of copper to be produced in 2003.

During 2002, exploration work at the Joe Mann Mine has enabled mine geologists to reclassify greater tonnage from mineral resource to mineral reserve than was mined during the year. After mining 158,600 tons at an average grade of 0.234 oz./ton; mineral reserves at Joe Mann increased to 566,900 tons grading 0. 264 oz/ton at December 31, 2002 compared to 327,700 tons grading 0.304 oz./ton at December 31, 2001. These estimates were verified internally by Linda Desjardins, a Qualified Person who has been employed at the Joe Mann Mine as a geologist since 1988.

"This progress gives us the ability to consider other initiatives to increase monthly tonnage. Among the initiatives being considered, two will be given particular focus. An agreement in principle has been concluded with Rocmec International Inc. to introduce the thermal fragmentation process underground to mine narrow veins that would otherwise not be economic. Some areas of the mine, previously
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considered to be mined out, are being re-examined given the higher gold price and the application of this thermal fragmentation process. Additionally, application will be made to environmental authorities for the necessary permits to proceed with the de-watering of a decline at the nearby Lac Meston property and subsequently, to extract a 10,000 ton bulk sample of the potential open-pit deposit," Mr. Fortier stated. This property, located 4.5 kilometres from Joe Mann, has the potential to add 15,000 tons per month to the operation beginning in 2004.

UPDATE ON THE COPPER RAND PROJECT

At the Copper Rand Mine, the deepening of the existing shaft was completed in the second quarter of 2002 and the decline ramp of 3800 feet has been driven 785 feet and is expected to be completed in the third quarter of 2003. A mine rehabilitation program is underway in the upper levels of the Mine in order to improve ventilation systems and emergency exits. The paste fill plant building has now been completed and selection of the required equipment for the plant is in progress. Installation of this equipment is expected to begin during the second quarter of 2003. Mill rehabilitation has been initiated during the fourth quarter.

Mining is expected to resume in the second quarter of 2004 with production scheduled to commence at a rate of 35,000 tons per month gradually increasing to 45,000 tons over a 4.75 year mine life. It is anticipated that the mine life will be extended through underground exploration to be carried out after production begins.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.


                                     - 30 -

For additional information:
Andre Fortier, President and CEO
Tel.:  (514) 875-9037
Fax : (514) 875-9764
E-mail: afortier@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS INC.
Sylvain Archambault, sarchambault@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media : Dominic Sicotte : dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.
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CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(EXPRESSED IN THOUSAND OF CANADIAN DOLLARS)

                                                         2002            2001
                                                          $               $
ASSETS

Current assets
   Cash and cash equivalents                              3,432           2,761
   Short-term investments at market value                   315              22
   Receivables                                            3,718           2,435
   Settlements receivable                                 4,161              --
   Notes receivable                                       1,903           1,037
   Inventories                                            3,040           4,664
   Prepaids                                                 555             517
                                                       --------        --------
                                                         17,124          11,436

Notes receivable                                         26,735          12,266
Investment                                                6,447           6,500
Restricted deposits and swap agreement                   48,900          48,629
Future income tax                                         2,350           3,375
Mining interests                                         25,833          25,365
Accrued benefit asset                                     1,732           1,707
Other assets                                              2,612           1,078
                                                       --------        --------
                                                        131,733         110,356
                                                       ========        ========

LIABILITIES

Current liabilities
   Accounts payable                                       6,280           2,482
   Accrued liabilities                                    3,140           3,436
   Future income tax                                         --             141
   Current portion of long-term debt                      2,698              --
                                                       --------        --------
                                                         12,118           6,059

Reclamation and site restoration accruals                 6,500           8,084
Long-term debt                                           56,468          55,974
Future income tax                                         2,350           3,234
Deferred royalty                                         31,835          14,340
Other liabilities                                           102             563
                                                       --------        --------
                                                        109,373          88,254
                                                       --------        --------

SHAREHOLDERS' EQUITY

   Capital stock                                         30,013          24,620
   Warrants                                               1,339              --
   Deficit                                               (8,992)         (3,855)
   Foreign currency translation adjustment                   --           1,337
                                                       --------        --------
                                                         22,360          22,102
                                                       --------        --------
                                                        131,733         110,356
                                                       ========        ========

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CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
AS AT DECEMBER 31
(EXPRESSED IN THOUSAND OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                2002         2001         2000
                                                 $            $             $
                                                                       (restated)
METAL SALES                                    14,691           --       15,682

Expenses
   Mining                                      16,420           --       25,272
   Depreciation and amortization                3,532           43        3,827
   General administration                       1,815        2,113        2,633
   Care and maintenance                           167        2,177          383
   Indemnity in lieu of notice                     --          300           --
   Severance pay                                   --           --          761
   Exploration                                     --           --        2,370
                                              -------      -------      -------
                                               21,934        4,633       35,246
                                              -------      -------      -------
Loss before the following items                (7,243)      (4,633)     (19,564)

Interest expense on long-term debt               (668)        (461)        (318)
Amortization of deferred charges                 (156)          --           --
Write-down of mining interests                     --           --      (24,793)
                                              -------      -------      -------
Loss from operations                           (8,067)      (5,094)     (44,675)
                                              -------      -------      -------
Other income (expense)
   Gain on sale of subsidiaries                   777           49           --
   Other income                                 1,000          617        1,900
   Interest income                              1,268           --           --
   Share of loss of affiliate                     (53)          --           --
                                              -------      -------      -------
                                                2,992          666        1,900
                                              -------      -------      -------

Loss before taxes                              (5,075)      (4,428)     (42,775)

Income and mining tax (expense) recovery          (62)          73          900
                                              -------      -------      -------
NET LOSS                                       (5,137)      (4,355)     (41,875)
                                              =======      =======      =======

WEIGHED AVERAGE NUMBER OF COMMON SHARES
(`000)                                         40,230       23,720       15,733
                                              =======      =======      =======

BASIC AND FULLY DILUTED LOSS PER SHARE          (0.13)       (0.18)       (2.66)
                                              =======      =======      =======
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